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Consent of Independent Registered Public Accounting Firm

The Board of Directors
Energy Fuels Inc.

We consent to the use of our report dated March 18, 2015, with respect to the consolidated financial statements of Energy Fuels Inc. incorporated by reference in this Form 6-K.

We also consent to the incorporation by reference of such report in the registration statements No. 333-194916 on Form F-10 of Energy Fuels Inc.

Chartered Professional Accountants, Licensed Public Accountants
Toronto, Canada
May 26, 2015